Exhibit 99.1

Xylo Technologies: ParaZero Received Order from a Leading Tier-One Defense Company for 50 Drone Safety Systems

TEL AVIV, Israel, Aug. 15, 2024 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo” or the “Company”), a technology-based company engaged in advanced innovative technologies, announced today that ParaZero Technologies Ltd. (Nasdaq: PRZO) ( “ParaZero”), an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft (18.68% owned by Xylo), initiated a partnership with a leading Tier 1 defense OEM company to adapt and integrate its advanced drone safety system for operational military and medical mission use. ParaZero received an initial order as part of a wider collaboration that aims to enhance the efficiency and safety of medical field mission’s deliveries, particularly in critical and remote areas.

In the initial phase, ParaZero will provide 50 systems to the customer for testing, during which time ParaZero will develop and validate the necessary adaptations for the medical delivery system. Upon successful completion of the testing phase, the customer plans to purchase additional hundreds of systems for a pilot program. These stages are expected to be completed by the end of 2024, after which the adapted systems will enter commercial production for operational use by this customer and other customers. ParaZero’s target is to develop a scalable, cost-effective mass production system that can be deployed widely, ensuring that medical deliveries are safer, faster, and more reliable.

ParaZero’s drone safety systems, initially developed for defense and commercial applications, will be adapted and integrated to meet the unique mission and operational field requirements for medical operations. This initiative underscores the ParaZero’s commitment to enter defense markets, as well as leveraging its technology to save lives and improve healthcare logistics.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a -leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’ affiliations in the medical solutions arena include the ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include Parazero Technologies Ltd. and Zig Miami 54 LLC.

Xylo is traded on The Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit  https://ir.xylotech.ai/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements such as the expected success of the ParaZero collaboration and integration of its systems in the market. Because such statements deal with future events and are based on Xylo’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents on third-party websites.

Company Contact:
Tali Dinar
Chief Financial Officer
ir@xylotech.ai

Investor Relations Contact:
Michal Efraty
Investor Relations,
michal@efraty.com